Exhibit 99.2

Investor Presentation The Leading Ukrainian Digital Operator August 2025

Disclaimer 2 This presentation (this “Presentation”) of Kyivstar Group Ltd . (“Kyivstar Group” or the “Company”) contains “forward - looking statements” within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 that relate to the Company’s current expectations and view of future events . The Company intends such forward - looking statements to be covered by the safe harbor provisions for forward - looking statements as contained in Section 27 A of the U . S . Securities Act of 1933 , as amended, and Section 21 E of the U . S . Securities Exchange Act of 1934 , as amended . All statements contained in this Presentation that do not relate to matters of historical fact should be considered forward - looking statements, including, without limitation, statements relating to, among other things, the expected investment opportunity in Kyivstar Group, including the growth potential of Kyivstar Group, areas of future strategic interests and market opportunities, the Company’s business plans and objectives, the Company’s future results of operations and financial position, and the Company’s guidance and outlook . These statements represent the Company’s opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized . In some cases, you can identify forward - looking statements by terms such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “opportunity,” “plan,” “potential,” “project,” “should,” “strategy,” “will,” “will be,” “will continue,” “will likely result,” “would” and similar expressions (including the negative versions of such words or expressions) . Forward - looking statements are based largely on Kyivstar Group management’s current expectations and projections about future events and financial trends that management believes may affect the Company’s financial condition, results of operations, business strategy, short term and long - term business operations and objectives and financial needs . These forward - looking statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Kyivstar Group’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward - looking statements in this Presentation, including, but not limited to, the risks and uncertainties set forth in the section entitled “Risk Factors” included in the final prospectus filed by Kyivstar Group with the Securities and Exchange Commission (“SEC”) on July 22 , 2025 and in any other subsequent filings with the SEC by Kyivstar Group . Forward - looking statements are inherently subject to risks and uncertainties, many of which Kyivstar Group cannot predict with accuracy and some of which Kyivstar Group might not even anticipate . The forward - looking statements contained in this Presentation are made only as of the date of this Presentation and accordingly undue reliance should not be placed on such statements . Kyivstar Group disclaims any obligation or undertaking to update or revise any forward - looking statements contained in this Presentation, whether as a result of new information, future events, or otherwise, other than to the extent required by applicable law . In addition, projections, assumptions and estimates of the future performance of the industry in which the Company operates, and the Company’s future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above . These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by the Company . Such data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates . Unless otherwise indicated, information contained in this Presentation concerning our industry, competitive position and the markets in which we operate is based on information from independent industry and research organizations, other third - party sources and management estimates . Management estimates are derived from publicly available information released by independent industry analysts and other third - party sources, as well as data from the Company’s internal research, and are based on assumptions made by management upon reviewing such data, and management’s experience in, and knowledge of, such industry and markets, which they believe to be reasonable . In addition, projections, assumptions and estimates of the future performance of the industry in which we operate or of any individual competitor and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above . These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by us . Industry publications, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed . Forecasts and other forward - looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward - looking statements in this Presentation . This presentation includes trademarks, tradenames and service marks, certain of which belong to the Company and others that are the property of other organizations . Solely for convenience, trademarks, tradenames and service marks referred to in this presentation appear without the ®, TM and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that the Company will not assert its rights, or that the applicable owner will not assert its rights, to these trademarks, tradenames and service marks to the fullest extent under applicable law . The Company does not intend its use or display of other parties’ trademarks, tradenames or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of the Company by, these other parties . This presentation includes certain financial and operating measures, including EBITDA, Adjusted EBITDA, EBITDA margin, Adjusted EBITDA margin, CAPEX excl . licenses and ROU, and measures calculated based on these measures, that are not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) or international financial reporting standards (“IFRS”) . These non - GAAP/non - IFRS measures, and other measures that are calculated using these non - GAAP/non - IFRS measures, are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP or IFRS and should not be considered as an alternative to operating income, net income or any other performance measures derived in accordance with GAAP or IFRS . The Company believes these non - GAAP/non - IFRS measures of financial results provide useful information to management and potential investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations . The Company believes that the use of these non - GAAP/non - IFRS financial measures provides an additional tool for potential investors to use in comparing the Company’s financial condition and results of operations with other similar companies, many of which present similar non - GAAP/non - IFRS financial measures to investors . There are a number of limitations related to the use of these non - GAAP/non - IFRS financial measures and their nearest GAAP/IFRS equivalents . For example, the Company’s definitions of non - GAAP/non - IFRS financial measures may differ from non - GAAP/non - IFRS financial measures used by other companies and therefore the non - GAAP/non - IFRS measures in this Presentation may not be directly comparable to similarly titled measures of other companies .

3 Today’s presenters • Served as CEO of GroupM (large user acquisition marketing company) • Forbes #1 CEO in Ukraine (2020) Oleksandr Komarov President Kyivstar Group Limited • Served as CEO of Beeline (Kazakhstan subsidiary of VEON) • 20+ years with VEON group • Held several senior finance roles at VEON group companies in over 10 markets • Served as board member in the largest VEON group operating company for 5+ years Boris Dolgushin Chief Financial Officer Kyivstar Group Limited

Kyivstar at a glance Leading market positions with ambitious expansion opportunities in digital 4 Telecom business Digital Leading Ukrainian mobile communication provider, offering voice, data and IoT 1 solutions Leading Ukrainian mobile communication provider, offering voice, data and IoT 1 solutions A leading provider of high - speed internet and reliable voice communication 2 A leading provider of high - speed internet and reliable voice communication 2 One of Ukraine’s leading digital TV platforms 2 One of Ukraine’s leading digital TV platforms 2 Ukraine's largest digital health provider 5 Ukraine's largest digital health provider 5 Growing B2B and B2C big data & cloud solutions 2 Growing B2B and B2C big data & cloud solutions 2 Big data & cloud Big data & cloud Mobile Mobile Fixed Broadband Fixed Broadband Kyivstar TV Kyivstar TV #1 mobile operator in Ukraine 2 with 22m subscribers #1 broadband provider in Ukraine 2 with over 1.1m subscribers 47% estimated market share by number of subscribers 3 47% 14% estimated market share by number of subscribers in fragmented market 4 14% 2 m registered users 29 m + registered patients Cloud : 500+ B2B clients Adwisor (adtech platform): ~2k clients Source: VEON, Kyivstar N o te s : 1. IoT – Internet of Things 2. As of 30 June 2025 3. Market share as of Q1’25 (end of period) based on number of subscribers across Ukrainian Mobile Network Operators (mobile segment); Kyivstar estimates based on public information 4. Market share for Q1’25 (end of period); Kyivstar estimates based on public information; based on number of access lines 5. Based on number of individuals with files registered in the app as of end - June 2025; Kyivstar’s equity stake in Helsi comprised 98% as of end - June 2025

75 85 95 107 121 107 143 2020 2021 2022 2023 2024 H1'24 H1'25 2.1 3.1 3.5 4.1 6.1 5.3 6.5 2020 2021 2022 2023 2024 H1'24 H1'25 Consistent growth in monthly ARPU 1 … Driven by multiplay penetration 2 and superior service quality 5 Multiplay as a % of total users 2 Monthly ARPU (period - avg), UAH Source: VEON, Kyivstar N o te s : 1. ARPU – Average revenue per user 2. Multiplay as a % of total active Kyivstar one - month subscribers in December of respective year (for 2020 - 2024) and in June (for H1’24 and H1’25) (unique active subscribers over one - month period) 3. Translated to US$ based on period - average official US$/UAH FX rate: 26.96 (2020); 27.29 (2021); 32.34 (2022); 36.59 (2023); 40.16 (2024), 39.01 (H1’24), 41.63 (H1’25) Multiplay users have Voice + 4G data >100 Mb + at least one app (Helsi, Kyivstar TV, My Kyivstar) US$ 3 Total multiplay users (monthly active users, eop), m +60% +8% 2.9 3.0 2.8 3.1 2.9 2.7 3.4 8% 13% 15% 18% 29% 24% 32% +26% +34% Y - o - y ARPU growth in H1‘25 includes the impact of customer loyalty measures taken in Q1’24 following a cyber security incident at the end of 2023

3.4% 5.3% 2.9% 2.0% 4.5% 4.8% 2021 2022 2023 2024 2025F 2026F 2027F 14.8 13.9 13.0 12.7 12.0 12.0 11.0 10.9 10.6 10.1 8.8 6.0 3.2 3.0 3.4 Slovenia Hungary Croatia Latvia Ukraine Axis Title Estonia Czechia Slovakia Serbia Bulgaria Lithuania Poland Romania Moldova Axis Title Source: GSMA, IMF N o te s : 1. Estimated as average of Q1 - Q4 2024 monthly ARPU across all MNOs in selected countries as per GSMA (in US$) 2. 2025 - 27 projections based on International Monetary Fund (IMF) April 2025 WEO database 3. Represents Kyivstar - identified potential opportunity for Kyivstar ARPU to catch up with European average monthly ARPU alongside growth in the Ukrainian economy and mobile market …with substantial growth potential on the back of Ukraine’s economic recovery 6 Monthly ARPU benchmarking (2024) – Central and Eastern European countries vs. Kyivstar 1 Average (excl. Ukraine) 10.7 3.2x 3 Ukraine’s Real GDP growth (y - o - y) 2 , % 5.5 33.4 GDP per capita, US$k 2 Population, m people 2 US$ 2024 H1’25 3.6x 3 (29%)

14.0% 5.2% 4.5% 76.3% #1 Kyivstar #2 Ukrtelecom #3 Volia Other providers 7 Source: State Statistics Committee, NCEC official reports N o te s : 1. After acquisition of Volia by Lifecell 2. The four previously largest players acquired comprise of Data Group, Volia, Vega, and Freenet 3. As of Q1 2025 4. As of June 2025 5. Fixed Mobile Convergence refers to users who are mobile and fixed broadband subscribers Market share by number of subscribers 3 , % 1.1 m broadband customers (83% Fixed Mobile Convergence) 5 Kyivstar key highlights 4 34% of our customers are also Digital TV users First fiber - to - the - home acquisition completed by Kyivstar in 2024 44.4k broadband - connected buildings (June 2025) The Ukrainian fixed broadband market is very fragmented, with the majority captured by smaller players ᴣ Leadership in Fixed Broadband segment Leading market share with significant consolidation potential Ukrainian fixed broadband market Kyivstar fixed broadband segment highlights (m) ~3k broadband providers in total, with the top three players (Kyivstar, Ukrtelecom and Lifecell 1 ) controlling only ~24% of total subscribers as of March 2025 ᴣ Market consolidation opportunity (four of the largest providers have been acquired since 2021) 2 ᴣ Ukrtelecom is an incumbent operator with a mostly legacy network ᴣ

8 Leveraging our loyal subscriber base with digital products and services Strong growth with low customer acquisition costs Big Data & AdTech platform 2.0 m Kyivstar TV registered users 5.4 m app MAU 1,3 0.1 m B2B end users (licenses) 3 1 m partner apps MAU 1,3 Real - time kinematic 2 , Cybersecurity, IoT platform, Digital marketplace 2.5 m app MAU 1,3 ~50 m SMS sent through ADWISOR platform 3 Source: VEON, Kyivstar, Uklon management N o te s : 1. MAU – Monthly active users 2. Services provided by Kyivstar for selected industries based on high precision navigation 3. For June 2025 4. For 1H 2025 Areas of future strategic interests and identified potential market opportunity 83 m rides 4 3.5 m+ MAU 3

Enables cross - selling to Kyivstar’s existing 24m telecom customers • Adding Uklon and other non - telco apps to our digital portfolio enhances telco offers and we expect will drive upsell • Asset - light platform enables geographical scaling of digital offerings to adjacent markets • Ecosystem scaling reduces Kyivstar’s subscriber acquisition costs and enhances lead generation across digital offerings 9 Digital service offerings increase ARPU and customer stickiness Kyivstar is #1 player in each pillar Source: VEON, Kyivstar, Uklon management N o te s : 1. As of December 31, 2024 2. On an annual basis Kyivstar TV Bundles with core business • sVoD – subscription - based Video on Demand (VoD), transaction - based VoD, advertising - based VoD, and Free Ad Supported Television (FAST) offerings • Open Market Operations (OMO) (payment by bank card for anyone) • Fixed Mobile Convergence offers mobile, fixed and tv bundles OTT TV Core business services (SAAS) 1 • 1.6k+ public and private institutions integrated • 60k+ active medical staff 2 • 9.4m+ appointments booked by patients in 2024 2 new subscription models launched: • Helsi Plan (Extended appointment features, data access, and medical data storage) • Helsi Plus (interpretation of tests) E - Health Big data & Cloud ADWISOR – marketing platform enabling clients to: • Analyze their target audience • Find new customers • Communicate with current customers Key customers groups: • B2B Partners • Marketers • Advertising specialists Adtech Big data self - service platform For B2B Ride - hailing and delivery platform ᴣ ᴣ ᴣ We believe combining telecom and digital offerings increases customer engagement and loyalty ᴣ

Growth strategy and management priorities 10 Kyivstar’s medium - term growth strategy focuses on deepening mobile market leadership and expansion of digital services Telecom business Digital Serve as a key player in restoring and developing digital ecosystem in Ukraine ᴣ Target significant organic growth in digital revenues, complemented by acquisitions ᴣ Grow digital offerings organically and through adjacent acquisitions, by focusing on increasing multiplay penetration ᴣ Leverage our loyal customer base to develop and launch, new and existing digital products ᴣ Fixed broadband market share growth via organic expansion and acquisitions ᴣ Consistent growth in ARPU continuing price leadership in the market ᴣ Maintain paying subscriber base and grow share of multiplay users ᴣ Sustain mobile market leadership and large market share ᴣ

11 The impact of the war and our response N o te s : 1. Translated to US$ at period - avg UAH/US$ NBU FX rates: 40.16 (2024) 2. Actual GDP growth for 2023 and 2024 3. State Statistics Service Of Ukraine, National Bank of Ukraine Key highlights, mitigation measures Introduced Roaming Like at Home to retain subscribers abroad (1.2m users utilizing the offer as of December 31, 2024) Key war related factors reflected in the performance The adverse impact of full - scale war resulted in the loss of c.1.4m subscribers from January 2022 to December 2022, with the loss of up to 3.1m subscribers as of December 2024 (vs. January 2022) attributed to migration, loss of territories and technical subscriber base clean - up More robust and resilient network and gameplan in place to deal with any future disruptions (such as destruction of network equipment) Investments into infrastructure reconstruction and pre - emptive network resistance: ~UAH 1.1bn / $27m in 2024 1 Electricity is one of the key cost items for Kyivstar and the impact of the recent increase in electricity prices has already been reflected in margins Electricity prices / tariffs surging by 28.1% in 2023 and 27.3% in 2024 based on the market pricing Although reliant on external support, the economy recently stabilized : • Real GDP growth by 5.3% in 2023 and 2.9% in 2024 (y - o - y) 2 • Consumer inflation at 14.3% in June 2025 (y - o - y) 3 is expected to decline in 2025 - 26 to more normalized levels Worsened macro landscape with UAH devaluation and inflation peaking Proven ability to stabilize connectivity across Ukraine within very limited timeframe as well as enhanced cybersecurity protection following 2023 attack Widespread external cyberattack resulting in temporary full disruption of Kyivstar network and services across entire country

19.7 20.7 24.4 2023 2024 H1'25 LTM 33.5 36.9 42.9 2023 2024 H1'25 LTM 12 Financial performance overview Kyivstar Group’s financials show resilient performance N o te s : 1. H1’25 LTM values calculated as 2024 measures minus corresponding measures for H1’24 plus corresponding measures for H1’25. 2. Translated to US$ at period - avg UAH/US$ NBU FX rates: 36.59 (2023), 40.16 (2024), 39.01 (H1’24), 41.63 (H1’25) 3. Translated to US$ at period - end UAH/US$ NBU FX rates: 42.04 (2024), 41.64 (H1’25) 4. ROU – rights of use 5. CAPEX refers to CAPEX excl. licenses and ROU 6. $429m cash and cash equiv. at Kyivstar as of end - 2024 ($450m as of H1’25) defined as $674m ($458m) Cash and cash equiv., as per combined statements minus Cash and cash equiv. at banks and on hand at VEON Holdings, $245m ($8m) 2024: UAH 18.0bn / $429m H1’25: UAH 18.7bn / $450m 2024: UAH 11.8bn / $294m H1’25 LTM: UAH 12.8bn / $309m 2024: UAH 8.9bn / $221m H1’25 LTM: UAH 11.5bn / $280m US$m 2 • Double - digit growth in revenue (local currency), driven by increasing multiplay penetration and pricing growth • Strong profitability despite continued investment into digital services and increased electricity costs • Both 2023 and 2024 impacted by Kyivstar’s customer appreciation program in response to a December 2023 cybersecurity attack. • Kyivstar rolled out a one - month customer appreciation program to affected subscribers, resulting in estimated negative impact of: • 2023 revenue / Adj. EBITDA – UAH 0.8bn ($23m) / UAH 0.9bn ($24m) • 2024 revenue / Adj. EBITDA – UAH 1.7bn ($46m) / UAH 1.8bn ($47m) • LTM Revenue and Adj. EBITDA as of H1’25 reached $1,037m and $589m, respectively 919 915 Adj. EBITDA – CAPEX, UAH bn 1,2,5 CAPEX excl. licenses and ROU, UAH bn 1,2,4 Cash & Cash Equivalents 3,6 Revenue (UAH bn) 1 Adj. EBITDA (UAH bn) 1 Commentary 1,037 515 538 589 +16% +18%

3.6 5.8 5.5 6.9 Q1'24 Q2'25 106.6 143.2 H1'25 7.1 9.4 10.6 11.8 Q1'24 Q1'25 Q2'24 Q2'25 5.3 6.5 H1'24 H1'25 H1'24 • H1’25 financial performance on the back of continuing war reflects Kyivstar’s superior positioning and is largely driven by 27% growth (y - o - y) in ARPU which includes the impact of customer loyalty measures taken in Q1'24 following a cyber security incident at the end of 2023, which lowered revenue in Q1'24 by an estimated UAH 1.4bn ($46m) in value • 37% growth in revenue in UAH in H1’25 y - o - y (23% YoY adjusted for the cyberattack impact in H1‘24) • 41 % growth in Adj . EBITDA in UAH in H 1 ’ 25 ( 17 % YoY adjusted for the cyberattack impact in H 1 ‘ 24 ) • H1’25 LTM Revenue increased to $1,037m while H1’25 LTM EBITDA grew to $589m resulting in 57% Adj. EBITDA margin (vs. 56% in full year 2024) 3 • Balance sheet reflects a resilient, well - capitalized business with strong liquidity, minimal leverage, and capacity for reinvestment. 3.4 2.7 +34% 13 Q2 / H1 2025 trading update Kyivstar’s financials show a robust first half of 2025 N o te s : 1. Translated to US$ at period - avg UAH/US$ NBU FX rates: 38.20 (Q1’24), 39.85 (Q2’24), 39.01 (H1’24), 41.76 (Q1’25), 41.51 (Q2’25), 41.63 (H1’25), 41.46 (Jun’25 LTM) 2. MAU – Monthly Active Users 3. H1’25 LTM values calculated as 2024 measures minus corresponding measures for H1’24 plus corresponding measures for H1’25. Revenue (UAH bn) Adj. EBITDA (UAH bn) Commentary Total multiplay users (MAU 2 , eop), m Q1'25 Q2'24 Monthly ARPU (period - avg), UAH +24% US$ 1 H1’24 421 US$m 1 UAHbn 1 16.4 H1’25 539 22.4 +28% +37% H1’25 306 12.7 H1’24 232 9.1 +32% +41%

Ownership structure 2 Kyivstar Group Limited valuation Kyivstar valuation & ownership 14 Notes : 1. Stock price as of August 27 , 2025 , close ; calculated as the average of daily dollar volumes, where each day’s volume equals closing price î trading volume 2. Includes ~ 4 . 0 million sponsor promote shares that vested at closing, 0 . 7 million private placement shares, 0 . 7 million shares which vest if stock price exceeds $ 15 within 2 years of closing and 0 . 7 million shares which vest if stock price exceeds $ 20 within 5 years of closing 3. Includes $342 million of lease liabilities under IFRS - 16 and $44 million outstanding on the VEON loan note 4. Multiple based on Q2’25 LTM Adj. EBITDA of $589m 5. Excludes shares underlying 7.7 million warrants with $11.50 exercise price and shares available for issuance under an equity incentive plan VEON 89.6% Sponsor 2 2.6% Public shareholders 7.8% $2,822m Market capitalization ($288m) Adj. net debt 3 $2,534m Enterprise value (post - IFRS) 2,3 4.3x EV / 2025 Q2 LTM EBITDA 4 Key equity metrics Shares (m) Shareholders 5 206.9 VEON 17.9 Public shareholders 6.0 Sponsor 2 230.9 Total Average daily trading volume 1 35.5m USD Stock price 1 12.22 USD

Kyivstar investment highlights World class team: Proven leaders with a track record of resilience through war and robust governance Robust financial profile: We believe we are poised for growth with Ukrainian recovery and digital services expansion Strong balance sheet: Significant financial and strategic flexibility Scarcity value: The only pure play Ukrainian investment opportunity to be publicly listed in the U.S. 1 National advocate: One of the most recognizable brands and a proven long - term leader in Ukraine's vital infrastructure 15

16 Appendix

Reconciliation of non - IFRS / non - GAAP financial metrics (1/2) 17 2023 2024 Q2’24 Q2’25 H1’24 H1’25 H1’25 LTM 2 Profit to Adjusted EBITDA reconciliation 1 281 283 72 82 108 126 301 Profit for the period 65 64 17 21 26 35 73 Income taxes 346 347 89 103 134 161 374 Profit before tax 127 118 28 35 59 66 125 Depreciation 49 45 10 16 22 29 52 Amortization 1 3 1 2 2 4 5 Impairment reversal (2) 1 — 1 — 1 2 (Loss) / gain on disposal of non - current assets 82 82 21 18 42 39 79 Finance costs (35) (40) (8) (4) (16) (11) (35) Finance income 8 (2) — 3 (1) 4 4 Other non - operating gain / (loss), net (38) (39) (2) (8) (10) 13 (17) Net foreign exchange gain 538 515 139 166 232 306 589 Adjusted EBITDA N o te s : 1. Financials for interim periods, incl. H1’25, H1’24, Q2’25, Q2’24, were not audited, while combined financial statements for 2024 and 2023 represent audited accounts 2. Calculated as measures for 2024 minus corresponding measures for H1’24 plus corresponding measures for H1’25

Reconciliation of non - IFRS / non - GAAP financial metrics (2/2) 18 N o te s : 1. Financials for interim periods, incl. H1’25, H1’24, Q2’25, Q2’24, were not audited, while combined financial statements for 2024 and 2023 represent audited accounts 2. Calculated as measures for 2024 minus corresponding measures for H1’24 plus corresponding measures for H1’25; Profit margin and Adj. EBITDA margin calculated as Profit for the period or Adj. EBITDA (respectively) divided by Total operating revenues 3. Right - of - use 2023 2024 Q2’24 Q2’25 H1’24 H1’25 H1’25 LTM 2 Adjusted EBITDA margin reconciliation 1 915 919 235 284 421 539 1,037 Total operating revenues 281 283 72 82 108 126 301 Profit for the period 31% 31% 31% 29% 26% 23% 29% Profit margin 538 515 139 166 232 306 589 Adjusted EBITDA 59% 56% 59% 58% 55% 57% 57% Adjusted EBITDA margin 2023 2024 Q2’24 Q2’25 H1’24 H1’25 H1’25 LTM 2 CAPEX excl. licenses and ROU 3 reconciliation 1 207 237 55 73 95 159 301 Property, plant and equipment 50 94 9 25 18 33 109 Intangible assets 0 (35) — — — — (35) Additions in licences (102) (75) (14) (15) (38) (58) (95) Right - of - use assets 155 221 50 83 75 134 280 CAPEX excl. licenses and ROU